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Filed by Two Way TV (US), Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Interactive Network, Inc.
Commission File No. 333-70250

FOR IMMEDIATE RELEASE

ITV GAMES AND VIRTUAL CHANNELS
COMING YOUR WAY FROM TWO WAY TV (US) AND WINK

Two Way TV (US) Inks Deal to Become the First
Interactive Game Developer for the Wink Platform

LOS ANGELES, CA AND ALAMEDA, CA—February 27, 2002—Two Way TV (US), Inc. (formerly known as TWIN Entertainment, Inc.), a provider of interactive television games and technology, and Wink Communications (NASDAQ: WINK) today announced that they have entered into an affiliation agreement for the development and delivery of interactive TV (ITV) games. As a result of this agreement, Two Way TV plans to distribute ITV games to millions of households through Wink-enabled digital cable and satellite operators subject to satisfactory agreements being reached with these operators.

"This partnership potentially provides us with access to widely deployed ITV architecture which supports our company's mission," said Robert J. Regan, President and COO of Two Way TV (US). "Wink's leading distribution and secure response network should provide our game applications with an opportunity for significant commercial exposure and help facilitate the way for future deployment of pay-per-play games."

"Our customers are looking for new sources of revenue generation from currently deployed platforms," said Maggie Wilderotter, President and CEO of Wink Communications, "and we believe this agreement provides this opportunity, while creating a strong partnership, which combines the North American leader in interactive TV software and a leader in interactive TV games."

Initially, the virtual game channels deployed will contain traditional skill and strategy competitions such as trivia, casino, arcade and word games. In addition, Two Way TV (US) intends to design and launch a variety of enhanced TV games using Wink's Prosync technology. These games will allow viewers to play along and participate in real time with game show broadcasts and various other formatted programming such as sports programs and award shows.

About Two Way TV (US)

Two Way TV (US) is a joint venture between Interactive Network, Inc. (OTC: BB, INNN) www.interactivenetwork.net and Two Way TV Ltd., www.twowaytv.com, which were among the first interactive and enhanced television companies. Based in Los Angeles, California, Two Way TV (US) dedicates its resources to developing multi-player interactive TV applications, enhanced TV games played in conjunction with live and scheduled television broadcasts and on-demand entertainment content for an Two Way TV (US)/Wink Release interactive audience. Two Way TV (US) works with broadcasters, networks and programmers to enable interactive TV, and to enrich their products and improve their brand loyalty. Two Way TV (US), Interactive Network, Inc. and Two Way TV Limited have entered into a merger agreement which contemplates the merger of Interactive Network, Inc. into Two Way TV (US). The merger is contingent upon, among other things, the approval of Interactive Network, Inc. shareholders and regulatory approvals. More information on Two Way TV Inc. (US) is available at http://www.twowaytvus.com.

About WINK

Wink is the leading mass-market interactive television solution in North America, giving viewers a free and convenient way to interact with programs and advertisements while they continue to watch TV. By clicking a button on their remote control during an enhanced program or advertisement, viewers can access program-related information (such as weather, sports updates, trivia and play-along games) request product samples, coupons and other free offers from advertisers or make purchases instantly.

        The company's end-to-end system enables advertisers and programmers to process t-commerce transactions while offering viewers instant interactive entertainment and information retrieval. Wink's technology also collects, analyzes and routes viewer behavior and response data to give advertisers and broadcasters a tool to collect consumer & viewer research and to evaluate the success and value of their television campaigns.

        Introduced in June of 1998, Wink is currently available to more than four million satellite and cable households in North America and is distributed through partnership agreements with major cable and satellite operators, network and cable broadcasters, national advertisers and manufacturers of consumer electronics equipment. For more information, contact Janette Corby (janette.corby@wink.com) at 510-337-6995 or visit www.wink.com.

For more information, contact:

Keith Swenson for Two Way TV (US)
Bob Gold & Associates
(310) 320-2010
keith@bobgoldpr.com

Janette Corby
SVP Distribution and Media Relations
Wink Communications
(510) 337-6995
janette.corby@wink.com

Bruce W. Bauer, President & CEO
Interactive Network Inc.
(650) 947-3345
bwb@interactivenetwork.net

Two Way TV (US) and Interactive Network filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). We urge investors to read the proxy statement/prospectus, including the section entitled "Risk Factors and Other Considerations," and any other relevant documents filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. Read the proxy statement/prospectus carefully before making a decision concerning the merger.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including descriptions of the structure and terms of transactions that may occur in the future. These statements are not historical facts and include expressions of management's expectations about transactions, which are subject to various contingencies. Such forward-looking statements involve certain risks and uncertainties. The actual structure and terms of the transactions may differ materially from those discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in the terms and structure as a result of any applicable regulatory requirements and policy and changes in the businesses and operations of Wink Communications, Interactive Network, Two Way TV (US) or related third parties. These entities assume no obligation for updating such forward-looking statements at any time.

© 2001 WINK Communications, Inc. All rights reserved. WINK is a registered trademark of WINK Communications, Inc. All other products or brand names are trademarks or registered trademarks of their respective owners.

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ITV GAMES AND VIRTUAL CHANNELS COMING YOUR WAY FROM TWO WAY TV (US) AND WINK